Courtesy of PR Newswire Complimentary Monitoring

United Business Media to Delist Voluntarily From Nasdaq and Terminate ADR Programme

PR Newswire -- December 22, 2004

LONDON, December 22 /PRNewswire-FirstCall/ -- United Business Media plc (“UBM”) today announces that it intends to delist voluntarily from the Nasdaq National Market and to terminate its American Depositary Receipt (“ADR”) programme, both to take effect as of the close of trading on March 22, 2005.

This decision was based on the uneconomic nature of maintaining this very thinly traded security. The ADRs outstanding at the end of November 2004 accounted for only 0.2% of UBM’s issued equity (336.2 million ordinary shares), and less than 0.05% of shares traded over the last three months were represented by ADRs. The vast majority of UBM’s US shareholder base has chosen to hold UBM shares on the London Stock Exchange, where over 99.95% of trading in UBM takes place.

UBM believes that these factors outweigh the benefits of maintaining the ADR programme and the secondary listing on Nasdaq.

Notwithstanding the delisting from Nasdaq, UBM’s registration under the US Securities Exchange Act of 1934 (“the Exchange Act”) remains in effect, and UBM will continue to comply with its obligations in this regard, specifically in relation to the filing of annual reports on Form 20F. However, in view of the increasing costs of maintaining a US registration for non-US companies UBM intends to examine ways in which it may terminate its Exchange Act registration in due course.

UBM will continue to maintain a high level of communication and best practice disclosure for US based investors. In particular, in the event that deregistration is achieved, UBM intends to maintain internal control and governance procedures in line with the Sarbanes-Oxley Act of 2002.

The termination of the ADR programme and delisting from Nasdaq will not affect the listing of UBM’s ordinary shares on the London Stock Exchange.

UBM has given notice to The Bank of New York (“BONY”), the depositary for its ADR programme, to terminate the ADR programme. At UBM’s request, BONY ceased to issue new ADRs as of December 21, 2004 and is withdrawing the registration statement on Form F-6 with respect to unissued ADRs in the ADR facility on December 22, 2004. UBM and BONY have also agreed to amend the Deposit Agreement between UBM, BONY and holders of the UBM

ADRs to shorten from one year to 60 days the period after termination of the Deposit Agreement during which ADR holders may exchange their UBM ADRs for underlying ordinary shares, failing which ADR holders will only be entitled to receive cash following the disposal by BONY of their underlying ordinary shares.

Following termination of the amended Deposit Agreement, to be effective March 22, 2005, UBM ADRs will no longer be transferable. Holders will, however, be entitled to return their UBM ADRs to BONY before 17:00 (Eastern Standard Time) on May 20, 2005 and receive the appropriate number of underlying UBM ordinary shares, subject to cancellation fees charged by BONY pursuant to the Deposit Agreement.

For UBM ADRs not submitted to BONY for exchange by 17:00 (Eastern Standard Time)on May 20, 2005, BONY will as soon as is practicable after that date sell the underlying ordinary shares at the price that BONY can obtain on the London Stock Exchange. The remaining UBM ADR holders may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by returning their ADRs to BONY after May 30, 2005.

BONY will shortly inform registered holders of UBM ADRs of the termination of the programme and will provide directions on how to proceed.

Expected Schedule for De-Listing from Nasdaq and Termination of ADR programme

December 22, 2004	- Withdrawal of registration statement on Form F-6
March 22, 2005	- Termination of UBM’s ADR programme
- Termination of secondary Nasdaq listing
May 20, 2005	- Deadline for holders to exchange their UBM ADRs for underlying ordinary shares in UBM

SOURCE  United Business Media Plc
    -0-                   12/22/2004
    /CONTACT:  ADR holders requiring further information may contact:
Anne Siddell, United Business Media, +44-(0)20-7921-5004. Other
investors, analysts, and media professionals requiring further information may contact: Colin Browne, The Maitland
Consultancy, +44-(0)20-7379-5151; Michael Waring,
United Business Media, +44-(0)7775-788628